BTQ Technologies Sponsors Quantum Australia Conference
Brisbane 2025; COO Nicolas Roussy Newton to Speak on
Quantum Security Panel

Vancouver, February 10, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce its sponsorship of the Quantum Australia Conference Brisbane 2025, taking place from March 25 to 27 at the Brisbane Convention and Exhibition Centre. As part of its commitment to advancing the quantum ecosystem, BTQ Technologies' Chief Operating Officer, Nicolas Roussy Newton, will speak on the panel "Securing Our Assets in a Quantum Era." This discussion will explore the growing cybersecurity challenges posed by quantum computing and the urgent need for quantum-resistant security measures.

The Quantum Australia Conference is Australia's premier quantum industry event, bringing together top researchers, business leaders, government officials, and technology pioneers. Administered by the University of Sydney and funded by the Department of Industry, Science and Resources, the conference is designed to position Australia as a global leader in quantum innovation.

The event features keynote presentations, expert panel discussions, and networking opportunities, with a focus on translating quantum technologies into real-world applications. Key themes include:

● The latest advancements in quantum innovation

● Australia's growing quantum ecosystem

● The potential of quantum technologies to transform industries

BTQ Technologies is dedicated to developing quantum-secure solutions that protect critical digital assets from emerging quantum threats. The company's expertise in post-quantum cryptography and quantum-proof security solutions is helping businesses and governments prepare for a secure digital future.

During the panel discussion, Nicolas Roussy Newton will share insights into BTQ's pioneering approach to quantum security, including its post-quantum cryptographic solutions and their real-world applications.

"Quantum technology is advancing at an unprecedented pace, and ensuring our digital infrastructure remains secure is paramount," said Nicolas Roussy Newton, COO of BTQ Technologies. "Quantum Australia 2025 provides a vital platform for industry leaders, researchers, and policymakers to collaborate on the urgent need for quantum-secure systems and how businesses can proactively adapt."

BTQ Technologies is proud to join other distinguished sponsors, including KPMG, Sydney Quantum Academy, Q-CNTRL, and PsiQuantum, in supporting this landmark event.

For more information about Quantum Australia Conference Brisbane 2025, visit https://quantum-australia.com/

About Quantum Australia Conference

Quantum Australia was established as the national centre for quantum growth in May 2024, thanks to an $18.4 million grant from the Department of Industry, Science and Resources to a consortium of research institutes, industry partners and quantum companies. Additional financial support is provided by state governments, and our university and industry partners. For more information about Quantum Australia Conference Brisbane 2025, visit https://quantum-australia.com/

About BTQ

BTQ Technologies Corp. (CBOE CA: BTQ, FSE: NG3, OTCQX: BTQQF) was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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